SIGMA LITHIUM EXTENDS 4-YEAR US$100 MILLION SENIOR SECURED DEBT TO JUNE 2027; 7,090t PRODUCED SINCE RESTART

HIGHLIGHTS

•	Sigma Lithium extends the maturity of its 4-year US$100M senior secured debt with Synergy Capital by six months, from December 2026 to June 2027.
o	The interest rate on the senior secured facility remained unchanged at SOFR + 6.95% p.a., as did the covenants and events of default.

•	The extension defers Sigma Lithium’s repayment by six months, enabling the Company to continue ramping up production and building operational cash flow before the new debt maturity date in June 2027.

•	Since operations restarted on October 5, 2026, the Company has produced 7,090t of lithium oxide concentrate up to October 22 , 2026.

•	Sigma Lithium maintains its target to scale its annualized production of lithium oxide concentrate to 330,000 tonnes by year-end 2027.
•	The extension follows a reduction in total debt over the past two years:
o	Repaid more than US$90M in debt since 2Q 24 through cash generation.
o	Reduced total debt by approximately 40% over the past two years, to US$125M as of October 21, 2026.

Toronto, October 23, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34), the largest industrial-mineral lithium oxide concentrate producer in the Americas¹, dedicated to supplying global battery producers with sustainable and traceable lithium materials and its subsidiary, Sigma Mineracao S.A. (“Sigma Lithium” or the “Company”) have signed an agreement letter to extend the maturity (“Extension Agreement”) of its US$100 million in outstanding senior secured debt with Synergy Capital (“Synergy”) by six months, from December 2026 to June 2027. The interest rate on the senior secured facility remained unchanged at SOFR + 6.95% p.a.

The extension defers the Company’s debt final repayment requirement in December 2026, as a result enabling Sigma Lithium to lengthen 93% of its debt profile to June 2027, enhancing its financial flexibility, supporting its execution plans.

The extension gives the Company time to ramp up production following the restart of operations:

o	The Company recommenced operations on October 5, 2026, after the Federal Superior Court granted a decision reinstating all its environmental licenses.
o	The Company produced 7,090t of lithium oxide concentrate between October 5 and October 21, 2026.

Sigma Lithium maintains its target to scale its annualized production of lithium oxide concentrate to 330,000 tonnes by year-end 2027, supported by the Company’s existing industrial capacity at its Cleantech Industrial Plant and its recycling and reprocessing circuits (“Cleantech Industrial Plant”).

Sigma Lithium will report 3Q 26 production, sales, realized prices, costs and cash by November 13, 2026.

The extension follows a reduction in total debt over the past two years:

o	Repaid more than US$90M in debt since 2Q 24 through cash generation.
o	Reduced total debt by approximately 40% over the past two years, to US$125M as of October 21, 2026.
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The Extension Agreement maintains similar covenants and events of default as the original senior secured debt agreement dated December 2022.

Ana Cabral, Chief Executive Officer and Co-Chairperson of Sigma Lithium, stated: “We appreciate the constructive engagement and continued support of Synergy Capital extending our maturity profile ahead of schedule. The six-month extension provides additional time to continue ramping up production ahead of the new maturity date. We have produced more than 6,400 tonnes of high-grade lithium oxide concentrate in the two weeks since operations resumed as we continue to ramp up production.”

Ms. Cabral added, “Over the past two years, we have repaid more than US$90 million in debt. Together with our low costs and current lithium pricing levels, we expect to regain operational cash flow momentum. Thanks to the hard work of our teams and the trust of our stakeholders, our capital structure enhances our resilience and flexibility as we work toward our 2027 targets.”

SIGMA LITHIUM IS AN ECONOMIC ENGINE IN THE JEQUITINHONHA VALLEY, ONE OF BRAZIL’S MOST DISADVANTAGED REGIONS

Sigma Lithium supports 19,000 jobs and approximately 80,000 family members. The Company’s economic impact can be seen in the triple-digit GDP growth of towns in the Vale do Jequitinhonha (Lithium Valley), where it operates across 12 municipalities:

•	Araçuaí’s GDP per capita grew by 123% and Itinga's by 110%, during the same period.
•	Araçuaí had the highest GDP per capita in the region, surpassing even larger municipalities such as Teófilo Otoni, which has a population four times larger.
•	Economic growth is further demonstrated by the opening of 9,410 new companies between January 2023 and March 2026.
•	Details of Sigma Lithium’s social programs in the Vale do Jequitinhonha, including Dona de Mim, Zero Drought, Water for All and Education that Transforms, are available at https://sigmalithiumcorp.com/social/.

SIGMA LITHIUM HAS GENERATED SHARED PROSPERITY IN THE VALE DO JEQUITINHONHA

The scale of Sigma Lithium’s social initiatives reflects their impact in the Vale do Jequitinhonha. These initiatives began before the Company commenced operations.

The Company has supported voluntary programs promoting economic inclusion, access to water, food security, education, and drought resilience since before it began generating revenue:

•	Dona de Mim: More than 2,000 women have become entrepreneurs through Sigma Lithium’s microcredit opportunities, supporting approximately 10,000 family members.

•	Zero Drought: A total of 1,400 rainwater collection and irrigation structures (“Barraginhas”) were built to strengthen drought resilience for approximately 5,600 small-scale subsistence farmers.
o	These initiatives support approximately 22,400 rural family members.

•	Water for All: Enabled access to drinking water for 100% of Sigma Lithium’s neighboring community.

•	Education that Transforms: Sigma Lithium renovated and helped build local schools, sports facilities, and a childcare center, including a state-of-the-art SESI STEM school.
o	These initiatives support educational and extracurricular programs for approximately 776 children, expanding future opportunities for them and approximately 1,500 parents.

The qualified person (QP) for the technical information contained here is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee. Mr. Alexandre Rodrigues Cabral has reviewed and approved the technical and scientific content of this release.

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”) is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and is dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain. Its Cleantech Industrial Plant combines nearly 100% water reuse, zero use of toxic chemicals, no tailings mud dams, and 100% renewable electricity. For more than three years, Sigma Lithium has recorded no lost-time accidents.

The Company plans to resume its Phase 2 expansion in 2027, which is designed to nearly double annual production capacity to 580,000 tonnes. It also plans a Phase 3 expansion to increase capacity further to 830,000 tonnes. For more information about Sigma Lithium, visit our website.website

(1)	USGS.

FOR INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazilian Media Contact

media@sigmalithium.com.br

PLEASE FOLLOW US ON SOCIAL MEDIA

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur are forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.www.sedarplus.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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